SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2

Aileron Therapeutics, Inc.

(Name of Issuer)
Common Stock, $0.001 par value per share

(Title of Class of Securities)
00887A105

(CUSIP Number)
April 2, 20191

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) The reporting person first acquired beneficial ownership of greater than 5% of the Issuer’s outstanding Common Stock on April 2, 2019.  As of that date, the reporting person beneficially owned 2,013,586 shares of the Issuer’s Common Stock, which represented 7.5% of the Issuer’s outstanding Common Stock, based upon 26,713,617 shares of Common Stock outstanding as of April 2, 2019, as reflected in the Form 10-K filed by the Issuer with the Securities and Exchange Commission (“SEC”) on March 29, 2019 (indicating that there were 14,875,035 shares outstanding as of March 26, 2019) and the Current Report on Form 8-K filed by the Issuer with the SEC on April 3, 2019 (indicating that the Issuer had issued an additional 11,838,582 shares in a private placement that closed on April 2, 2019).  An initial Schedule 13G was inadvertently not filed within 10 days of April 2, 2019.  There were no changes to the reporting person’s beneficial ownership as of December 31, 2019 and the reporting person is filing this Schedule 13G to reflect both its initial acquisition of greater than 5% of the Issuer’s outstanding Common Stock and its current beneficial ownership.  Included in the shares beneficially owned by the reporting person, as of both April 2, 2019 and today, are 66,666 shares held by Jake86 LLC, for which the reporting person serves as investment manager. The reporting person disclaims beneficial ownership of the shares held by Jake86 LLC, except to the extent of his indirect pecuniary interest therein.

1	NAMES OF REPORTING PERSONS
Scott B. Kapnick

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United State of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,377,222(1)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
3,377,222(1)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,377,222(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.8%(1)(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Included in the shares beneficially owned by the reporting person are 66,666 shares held by Jake86 LLC, for which the reporting person serves as investment manager. The reporting person disclaims beneficial ownership of the shares held by Jake86 LLC, except to the extent of his indirect pecuniary interest therein.

(2) Based upon 38,177,377 shares of the Issuer’s Common Stock outstanding as of June 8, 2020, as reflected in the prospectus supplement filed by the Issuer with the SEC on June 5, 2020 (indicating that there were 29,086,467 shares outstanding as of May 31, 2020 and that an additional 9,090,910 shares were being issued by the Issuer in a public offering expected to close on June 8, 2020.

Item 1.
	(a)	Name of Issuer: Aileron Therapeutics, Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 490 Arsenal Way, Suite 210, Watertown, MA 02472

Item 2.
	(a)	Name of Person Filing: Scott B. Kapnick
	(b)	Address of Principal Business Office or, if none, Residence: c/o HPS Investment Partners, LLC 40 West 57th Street, 33rd Floor New York, NY 10019
	(c)	Citizenship: United States of America
	(d)	Title of Class of Securities: Common stock, $0.001 par value per share
	(e)	CUSIP Number: 00887A105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	□	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	□	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	□	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	□	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	□	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	□	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	□	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	□	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	□	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	□	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).
	(k)	□	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

    If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:_______

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 3,377,222(1)
	(b)	Percent of class: 8.8%(1) (2)
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 3,377,222(1)
		(ii)	Shared power to vote or to direct the vote 0
		(iii)	Sole power to dispose or to direct the disposition of 3,377,222(1)
		(iv)	Shared power to dispose or to direct the disposition of 0

(1)  Included in the shares beneficially owned by the reporting person are 66,666 shares held by Jake86 LLC, for which the reporting person serves as investment manager. The reporting person disclaims beneficial ownership of the shares held by Jake86 LLC, except to the extent of his indirect pecuniary interest therein.

(2) Based upon 38,177,377 shares of the Issuer’s Common Stock outstanding as of June 8, 2020, as reflected in the prospectus supplement filed by the Issuer with the SEC on June 5, 2020 (indicating that there were 29,086,467 shares outstanding as of May 31, 2020 and that an additional 9,090,910 shares were being issued by the Issuer in a public offering expected to close on June 8, 2020).

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   .

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 8, 2020
Date

Signature
Scott B. Kapnick
Name